Exhibit 99.2

May 13, 2019 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» Bulletin N°57

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme)
governed by a Board of Directors
with share capital of 9,707,855.25 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos
424 341 907 R.C.S. Lille Métropole

(the “Company”)

Meeting notice serving as convening notice

ORDINARY SHAREHOLDERS MEETING OF JUNE 13, 2019

Notice correcting the meeting notice serving as the convening notice published on May 8, 2019 in the French Official Legal Publication for Announcements (“BALO”) n°55

In the aforementioned notice, the fourth resolution should be read as follows:

Fourth Resolution – Special report of the Statutory Auditors on regulated agreements – Agreements previously authorized and entered into and for which the performance continued during the financial year

After having deliberated on this matter, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the report prepared by the Statutory Auditors pursuant to articles L.225-38 and L.225-40 of the French Commerical Code on the agreements authorized and previously entered into and for which performance continued during the course of the previous financial year, approves the report relating to these agreements.

The Agenda and the other resolutions remain unchanged.